Exhibit 1

FOR IMMEDIATE RELEASE

Press Contact in Asia	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Press Contact in U.S.	Investor Contact in U.S.
Brendon Ouimette	Cathy Mattison
Tel: (1-480) 664-8309	LHA
e-mail: bouimette@globalsources.com	Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources signs US$23.1 million contract to continue hosting its trade shows at Hong Kong’s AsiaWorld-Expo through 2018

HONG KONG, Dec. 18, 2014 – Global Sources (NASDAQ: GSOL) has renewed its contract to host its highly successful trade shows at AsiaWorld-Expo (AWE) in Hong Kong in 2017 and 2018 for approximately US$23.1 million. The company will retain the right to host its events twice a year – in April and October – at AWE.

In 2014, these shows attracted nearly 143,000 buyers and featured more than 14,200 booths.

“Since 2006, we’ve hosted all of our primary shows in Hong Kong at AsiaWorld-Expo and it has proven to be a popular venue for overseas buyers and suppliers across Asia to meet and do business,” said Spenser Au, CEO of Global Sources. “For example, our Electronics show has become the number one industry show in Asia. Among the buyers attending our shows in 2014 were Amazon, Best Buy, Chubb, Dicksons, El Corte Ingles, Foxconn, Gap, Hallmark Cards, Intel, Jumbo, Konka, Lenovo, Monster Products, Nike, Osim, Panasonic, Qualcomm, Rewe Far East, Samsung, Toshiba, Uniden Japan, Vertu, Woolworths, Xiaomi, Yazaki and ZTE.

“We were one of the first tenants to sign with AsiaWorld-Expo Management in 2004 and the new contract represents our commitment to this amazing venue and Hong Kong’s trade show industry.

“Buyers come to our trade shows to meet directly with suppliers they’ve discovered through our online, print and other integrated media. The shows are a vital part of the unique value we offer our buyer and supplier communities,” said Au.

Global Sources hosts more than 20 trade shows annually at AsiaWorld-Expo covering industries including Consumer Electronics, Electronic Components, Mobile Electronics, Security Products, Gifts & Premiums, Home Products, Fashion Accessories, Garments & Textiles and Underwear & Swimwear. The events showcase quality suppliers from China and throughout Asia.

For more information about Global Sources trade shows, please visit http://www.chinasourcingfair.com.

To learn more about Global Sources, please visit our corporate website (http://www.corporate.globalsources.com), Facebook or Twitter (/globalsources).

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (GlobalSources.com), print and digital magazines, sourcing research reports, private sourcing events, and trade shows.

More than 1 million international buyers, including 95 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Global Sources’ other businesses provide Chinese-language media to companies selling to and within Greater China. These services include online web sites, print and digital magazines, seminars and trade shows. In mainland China, Global Sources has a network of more than 30 office locations and a community of more than 5 million registered online users and magazine readers of its Chinese-language media.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.